Exhibit 99.2

Colliers International Group Inc. First Quarter 2019 Financial Results April 26, 2019

Forward - Looking Statements This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These sta tem ents involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from a ny future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic conditions, especiall y as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy ra tes and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in r ela tion to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets s erv ed by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information tec hnology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration p oli cies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended Dec emb er 31, 2018 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) an d other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are ma de as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary stateme nts. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whethe r as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Appendix for reconciliations to GAAP measures. 2

3 First Quarter 2019 Results • Solid start to 2019, with significant contribution from new Investment Management platform • Quarterly revenues up 15% (19% in local currencies) with internal growth of 8% • Adjusted EPS of $0.51, up 13% from the prior year quarter • Completed acquisition of market leader in Virginia • Subsequent to quarter end • Extended existing $1 billion revolving credit facility, renewing term to five years (2024) • Established a $125 million structured accounts receivable facility to diversify capital structure • Completed acquisition of former affiliate in vibrant growth market of Charlotte, North Carolina • Completed acquisition of former affiliate in Sweden, further strengthening European platform

4 First Quarter 2019 Results Summary (US$ millions, except per share amounts) (1) Local currency (“LC”) basis, excluding the effects of foreign currency exchange rate fluctuations USD LC (1) Revenue 635.1 552.5 15% 19% Adjusted EBITDA 43.6 36.1 21% 22% Adjusted EBITDA Margin 6.9% 6.5% Adjusted EPS 0.51 0.45 13% GAAP Operating Earnings 13.4 15.7 -15% GAAP Operating Earnings Margin 2.1% 2.8% GAAP EPS 0.04 0.13 -69% Q1 2019 Q1 2018 % Change over Q1 2018

5 First Quarter Consolidated Revenues (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Service s, Project Management, Workplace Solutions, Property Marketing and Research Services. Q1 Revenues Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage Investment Management % Change over Q1 2018 USD LC Outsourcing & Advisory 8% 13% Sales Brokerage 7% 10% Lease Brokerage 8% 11% Investment Management NM NM Total 15% 19% Revenue Mix Q1 2019 Q1 2018 Outsourcing & Advisory 41% 43% Sales Brokerage 24% 26% Lease Brokerage 29% 30% Investment Management 7% 0% Total 100% 100% 43.1 2.7 181.8 167.7 151.9 142.3 258.4 239.8 635.1 552.5 2019 2018

6 (1) Q1 2019 GAAP Operating Earnings: $ 16.2M Americas, ($10.1M) EMEA, $9.2M Asia Pacific, $3.6M Investment Management (2) Q1 2018 GAAP Operating Earnings: $20.0M Americas, ($9.1M) EMEA, $9.4M Asia Pacific, ($0.4M) Investment Management Q1 2019 Revenues Q1 2019 Adjusted EBITDA 1 First Quarter Geographic Split (US$ millions) Q1 2018 Revenues Q1 2018 Adjusted EBITDA 2 60% 20% 20% 0% Americas 328.5 EMEA 113.0 Asia Pacific 107.8 Investment Management 2.7 56% 19% 18% 7% Americas 358.8 EMEA 120.5 Asia Pacific 112.3 Investment Management 43.1 55% 23% 22% Americas 26.2 EMEA (2.5) Asia Pacific 10.9 Investment Management 10.2 70% 30% Americas 26.5 EMEA (0.0) Asia Pacific 11.2 Investment Management (0.4)

7 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Americas (US$ millions) • Revenues up 11% in local currencies, with 7% growth from recent acquisitions and 4% from internal growth • Internal growth led by Lease Brokerage and Outsourcing & Advisory service lines • Adjusted EBITDA margin was impacted by investments in recruiting relative to the prior year as well as revenue mix Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (2) GAAP Operating Earnings: Q1 2019 $16.2M at 4.5% margin ; Q1 2018 $20.0M at 6.1% margin Revenue Adjusted EBITDA 2 (Adjusted EBITDA Margin) USD LC Internal Growth (LC) Revenue Growth 9% 11% 4% 139.8 120.4 86.6 88.6 132.4 119.5 358.8 328.5 Q1 2019 Q1 2018 26.2 26.5 7.3% 8.1% Q1 2019 Q1 2018

8 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Revenue EMEA (US$ millions) Adjusted EBITDA 2 (Adjusted EBITDA Margin) • Revenues up 15% in local currencies, with 13% from internal growth and 2% growth from recent acquisitions • Outsourcing & Advisory, especially project management, as well as Sales Brokerage, contributed significantly to internal revenue growth • Adjusted EBITDA was a loss of $2.5 million, impacted by incremental planned investments in additional revenue producers (2) GAAP Operating Earnings: Q1 2019 ($10.1M) at (8.4%) margin ; Q1 2018 ($9.1M) at (8.1%) margin Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage USD LC Internal Growth (LC) Revenue Growth 7% 15% 13% - 2.5 0.0 - 2.1% Q1 2019 Q1 2018 21.7 23.8 32.2 22.9 66.5 66.3 120.5 113.0 Q1 2019 Q1 2018

9 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Asia Pacific (US$ millions) • Revenues up 11% in local currencies, with 9% from internal growth and 2% growth from recent acquisitions • Internal growth primarily driven by Outsourcing & Advisory services • Adjusted EBITDA down slightly with the margin impacted by revenue mix favoring lower margin recurring services (2) GAAP Operating Earnings: Q1 2019 $9.2M at 8.2% margin; Q1 2018 $9.4M at 8.7% margin Revenue Adjusted EBITDA 2 (Adjusted EBITDA Margin) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage 20.3 23.5 33.0 30.8 59.0 53.5 112.3 107.8 Q1 2019 Q1 2018 USD LC Internal Growth (LC) Revenue Growth 4% 11% 9% 10.9 11.2 9.7% 10.4% Q1 2019 Q1 2018

10 Investment Management (US$ millions) • New segment comprised of Harrison Street (acquired July 2018) and the existing European investment management business previously reported within the EMEA segment • Q1 2019 revenues include $11.2 million of pass - through revenues from historical carried interests • $26.7 Billion of AUM as of March 31, 2019 • Excluding the impact of carried interest pass - through, Q1 2019 margin would have been 32.1% (1) GAAP Operating Earnings: Q1 2019 $3.6M at 8.4% margin; Q1 2018 ($0.4M) at (15.5%) margin Revenue Adjusted EBITDA 1 (Adjusted EBITDA Margin) 43.1 2.7 Q1 2019 Q1 2018 10.2 (0.4) 23.8% Q1 2019 Q1 2018

11 1 Includes business acquisitions, contingent acquisition consideration and purchase of non - controlling interests in subsidiaries. Capitalization & Capital Allocation (US$ millions) Highlights • March 31, 2019 debt position reflects seasonal working capital usage • Closed Virginia acquisition during Q1 2019 • Anticipated capital expenditures of approximately $42 - $45 million in 2019 driven by investments in office space and IT systems/software Cash $ 117.3 $ 127.0 $ 111.6 Total Debt 803.5 672.1 436.5 Net Debt $ 686.2 $ 545.1 $ 324.9 Redeemable non- controlling interests 345.5 343.4 153.1 Shareholders' equity 404.5 392.0 320.5 Total capitalization $ 1,436.2 $ 1,280.5 $ 798.5 Net debt / pro forma adjusted EBITDA 2.0 1.6 1.3 Capital Expenditures $ 10.4 $ 6.2 Acquisition Spend (1) $ 20.3 $ 87.8 March 31, 2019 December 31, 2018 March 31, 2018 3 Months Ended March 31, 2019 March 31, 2018

12 Looking Ahead 2019 Consolidated full year outlook • No change to 2019 full year outlook • Predicated on stable market conditions, despite a number of ongoing geopolitical events • High single - digit consolidated revenue growth, consisting of low single - digit internal growth and the balance from previously completed acquisitions • Consolidated adjusted EBITDA margin improvement of 100 - 120bps, including acquisitions • Consolidated income tax rate of 29% - 30% • Consolidated NCI share of earnings of 18% - 20% • Low double - digit adjusted EPS growth on full year basis • Future acquisitions will be incremental to growth rate assumptions above

Appendix Reconciliation of non - GAAP measures

14 Appendix Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) Net earnings $ 5,463 $ 8,541 Income tax 1,215 4,716 Other income, net (501) (427) Interest expense, net 7,221 2,915 Operating earnings 13,398 15,745 Depreciation and amortization 22,668 15,858 Acquisition-related items 4,635 2,253 Restructuring costs 39 70 Stock-based compensation expense 2,831 2,214 Adjusted EBITDA $ 43,571 $ 36,140 Three months ended March 31, 2019 March 31, 2018

15 Appendix Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share (US$ thousands) Net earnings $ 5,463 $ 8,541 Non-controlling interest share of earnings (1,244) (670) Amortization of intangible assets 14,720 8,588 Acquisition-related items 4,635 2,253 Restructuring costs 39 70 Stock-based compensation expense 2,831 2,214 Income tax on adjustments (4,004) (2,423) Non-controlling interest on adjustments (2,246) (844) Adjusted net earnings $ 20,194 $ 17,729 (US$) Diluted net earnings per common share $ 0.04 $ 0.13 Non-controlling interest redemption increment 0.07 0.07 Amortization of intangible assets, net of tax 0.23 0.14 Acquisition-related items 0.10 0.05 Restructuring costs, net of tax - - Stock-based compensation expense, net of tax 0.07 0.06 Adjusted EPS $ 0.51 $ 0.45 Three months ended March 31, 2019 March 31, 2018 Three months ended March 31, 2019 March 31, 2018